Exhibit 99.1

Mindray Medical Announces Preliminary 2011 Operating Results and Provides 2012 Net Revenue Guidance

SHENZHEN, China, January 9, 2012 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced selected preliminary, unaudited results for the fiscal year ended December 31, 2011. The company also provided net revenue guidance for 2012.

For the year ended December 31, 2011, Mindray expects net revenues to be approximately US$878 million, representing approximately 24.7% year-over-year growth.

Based on the estimated full-year revenues, the company anticipates 2011 non-GAAP net income to grow no less than 10% year-over-year. The non-GAAP net income figure excludes the tax benefits related to the key software enterprise status ($8.6 million and $7.6 million recognized in the first quarter of 2010 and 2011 respectively) and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

“In 2011, the global environment remained challenging with the backdrop of continued economic and political uncertainties. Nevertheless, we are happy to report that we achieved strong double-digit revenue growth for the year,” commented Mr. Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer. “Our robust China sales reflect the success of our strategic initiatives and favorable hospital and government spending trends. Outside of China, emerging markets remained a key growth driver, thanks to our increased investment in our sales and service platforms, as well as marketing activities. We also continued to capture market share in developed countries. On the product and business development front, we maintained our focus on innovation by launching 13 new products this year – complemented by four new acquisitions – to strengthen our technology and product offerings. Overall, we are pleased that we had another year full of accomplishments in 2011 – Mindray’s 20th anniversary.”

This year, Mindray anticipates its net revenues to grow at least 18% year-over-year. Full-year guidance for 2012 will be provided in the fourth quarter and full-year 2011 earnings announcement.

“As we closed the fourth quarter of 2011, the outlook in China and some key ex-China markets remain favorable for our company. However, we expect potential headwinds in Western European markets, the Middle East and Africa as a result of continued economic and political instability,” added Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “Looking ahead, we plan to increase our market penetration globally by launching new products and strengthening our sales, marketing and service capabilities. We will focus our R&D investment on technology and product development, and improving efficiency. We will also continue to actively explore M&A opportunities. Last but not least, profitability will remain a main focus of our company.”

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measures.

The company has provided anticipation for the 2011 full-year net income on a non-GAAP basis. Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, legal fees and deferred tax impact related to acquired intangible assets.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the year ended 2010 and 2011 respectively.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, statements about Mindray’s anticipated net revenues and non-GAAP net income for 2011, the tax benefits related to the key software enterprise status, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, our strong double-digit revenue growth for 2011, our robust China sales, the success of our strategic initiatives, favorable hospital and government spending trends, emerging markets remaining a key growth driver, our increased investment in our sales and service platforms as well as marketing activities, our continuing to capture market share in developed countries, our maintained focus on innovation by launching 13 new products in 2011 complemented by four new acquisitions to strengthen our technology and product offerings, 2011 being another year full of accomplishments, our anticipated growth in net revenues for 2012, the favorable outlook in China and some key ex-China markets for our company, the anticipated potential headwinds in Western European markets, the Middle East and Africa as a result of continued economic and political instability, our plan to increase our market penetration globally by launching new products and strengthening our sales, marketing and service capabilities, our plan to focus our R&D investment on technology and product development, and improving efficiency, our plan to continue to actively explore M&A opportunities, and our expectation that profitability will remain a main focus of our company, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The anticipated results for 2011 remain subject to the finalization of Mindray’s year-end closing, reporting and audit processes, particularly as related to, among others, accrued expenses, income taxes, share-based compensation expenses, and expenses and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 4 of our annual report on Form 20-F filed on April 8, 2011. Our results of operations for the fourth quarter of 2011 and for fiscal year 2011 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

3